Room 4561

March 27, 2006

John E. McNulty, Chief Executive Officer
Secure Computing Corporation
4810 Harwood Road
San Jose, CA 95124

> **Re:** **Secure Computing Corporation**
> **Registration Statement on Form S-3**
> **File No. 333-132130**
> **Filed on March 1, 2006**
>
> **Form 10-K for the fiscal year ended December 31, 2005**
> **Filed on March 1, 2006**
>
> **Forms 8-K filed February 3, 2006 and March 7, 2006**

Dear Mr. McNulty:

This is to advise you that we have limited our review of the above filings to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selling Stockholder, page 15

1. Please disclose whether Warburg Pincus Private Equity IX, LP is an affiliate of a registered broker-dealer. If so, please disclose whether at the time of the purchase

of the securities to be resold, the seller purchased in the ordinary course of business and had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

Where You Can Find More Information, page 18

2. Please update the Commission's address, which is 100 F. Street, N.E., Washington, D.C. 20549.

Incorporation of Certain Information by Reference, page 18

3. Update to include the Form 8-K dated March 3, 2006 and filed on March 7, 2006. Also, your references to Forms 8-K filed January 31, 2006 appears to be incorrect. There were two Forms 8-K filed on February 3, 2006, one dated January 31, 2006 and the other February 2, 2006. Revise or advise.

Part II – Information Not Required in Prospectus

Undertakings

4. Please provide the full undertakings required by Item 512(a) of Regulation S-K. It appears that you have omitted the undertaking contained in Item 512(a)(5) of Regulation S-K.

Exhibits
Legality Opinion

5. Revise to indicate that the opinion opines upon Delaware law including the statutory provisions, all applicable provisions of the Delaware Constitution, and reported decisions interpreting those laws.

Form 10-K for the fiscal year ended December 31, 2005

6. Please ensure that Part III of your Form 10-K is filed before the effective date of the current registration statement on Form S-3. Refer to CF Tel. Interp. H6.

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 As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act and Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of your registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

John E. McNulty
Secure Computing Corporation
March 27, 2006
Page - 4 -

You may contact Jay Ingram at (202) 551-3397 with any questions. If you need further assistance, you may contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Kyle Guse, Esq.
        by facsimile at 650-324-0638